SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                              _______________

                                SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13D-2(a)

                    (AMENDMENT NO. 5 - FINAL AMENDMENT)


                              SCANSOURCE, INC.
                              (NAME OF ISSUER)


                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                           COMMON STOCK 806037107
                               (CUSIP NUMBER)


                               WALTER SCHEUER
                635 MADISON AVENUE, NEW YORK, NEW YORK 10022
                               (212) 753-9630
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                             Page 1 of 6 Pages


      This Schedule 13D is being jointly filed by Walter Scheuer, Hopewell Partners, a New York limited partnership ("Hopewell"), Wayne S. Reisner, and on behalf of certain trusts (the "Trusts"), as set forth on Exhibit A hereto (collectively referred to herein as the "Reporting Persons"), with respect to shares of common stock, no par value per share, of ScanSource ("ScanSource Common Stock"), which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act. The Reporting Persons, in the aggregate, own less than 5% of the ScanSource Common Stock and are no longer required to file on Schedule 13D with respect to the ScanSource Common Stock.

      This Schedule 13D is being filed in fulfillment of the Reporting Persons' reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.


                             Page 2 of 6 Pages



                                 SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  August 31, 1999


                                     /s/ Walter Scheuer
                                     ----------------------------------
                                     Walter Scheuer (1)


                                     /s/ Wayne S. Reisner
                                     ----------------------------------
                                     Wayne S. Reisner (2)


                                     /s/ Marge P. Scheuer
                                     ----------------------------------
                                     Marge P. Scheuer (3)


                                     /s/ Walter Scheuer
                                     ----------------------------------
                                     Hopewell Partners
                                     by Walter Scheuer, General Partner


 ______________
 (1)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of David Scheuer dated 12-11-51 Trust for the Benefit of David Scheuer dated 5-18-54 Trust for the Benefit of Susan Scheuer dated 12-30-60 Trust for the Benefit of Judith Scheuer dated 12-17-59 Trust for the Benefit of Jeffrey Scheuer dated 5-18-54 The 1993 David Scheuer Charitable Remainder Trust
         The 1993 Jeffrey Scheuer Charitable Remainder Trust The 1993 Susan Scheuer Charitable Remainder Trust
         The 1993 Judith Scheuer Charitable Remainder Trust

 (2)  Individually, and as a Trustee for the following Trust:
         The Walter Scheuer 1993 Charitable Remainder Trust

 (3)  As a Trustee for the following Trust:
         Walter Scheuer November Charitable Trust dated 11-29-83


                             Page 3 of 6 Pages



                                  EXHIBITS

 Exhibit        Description                                    Page No.
 -------        -----------                                    --------
 A              Identification of Certain Trusts                    5

 B              Statement With Respect to Joint
                Filing of Schedule 13G                              6


                             Page 4 of 6 Pages




                                                                EXHIBIT A

                      IDENTIFICATION OF CERTAIN TRUSTS

 Trust for the Benefit of David Scheuer dated 12-11-51

 Trust for the Benefit of David Scheuer dated 5-18-54

 Trust for the Benefit of Susan Scheuer dated 12-30-60

 Trust for the Benefit of Judith Scheuer dated 12-17-59

 Trust for the Benefit of Jeffrey Scheuer dated 5-18-54

 Walter Scheuer November Charitable Trust dated 11-29-83

 The 1993 Walter Scheuer Charitable Remainder Trust

 The 1993 David Scheuer Charitable Remainder Trust

 The 1993 Jeffrey Scheuer Charitable Remainder Trust

 The 1993 Susan Scheuer Charitable Remainder Trust

 The 1993 Judith Scheuer Charitable Remainder Trust


                             Page 5 of 6 Pages



                                                                 EXHIBIT B


            JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

      This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Exchange Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the common stock, no par value per share, and warrants of ScanSource, Inc., a South Carolina corporation, and that this agreement be included as an Exhibit to such joint filing. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


      IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 31st day of August, 1999.


                                      /s/ Walter Scheuer
                                      ----------------------------------
                                      Walter Scheuer (1)


                                      /s/ Wayne S. Reisner
                                      ----------------------------------
                                      Wayne S. Reisner (2)


                                      /s/ Marge P. Scheuer
                                      ----------------------------------
                                      Marge P. Scheuer (3)


                                      /s/ Walter Scheuer
                                      ----------------------------------
                                      Hopewell Partners
                                      by Walter Scheuer, General Partner


 ______________
 (1)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of David Scheuer dated 12-11-51 Trust for the Benefit of David Scheuer dated 5-18-54 Trust for the Benefit of Susan Scheuer dated 12-30-60 Trust for the Benefit of Judith Scheuer dated 12-17-59 Trust for the Benefit of Jeffrey Scheuer dated 5-18-54 The 1993 David Scheuer Charitable Remainder Trust
         The 1993 Jeffrey Scheuer Charitable Remainder Trust The 1993 Susan Scheuer Charitable Remainder Trust
         The 1993 Judith Scheuer Charitable Remainder Trust

 (2)  Individually, and as a Trustee for the following Trust:
         The Walter Scheuer 1993 Charitable Remainder Trust

 (3)  As a Trustee for the following Trust:
         Walter Scheuer November Charitable Trust dated 11-29-83


                             Page 6 of 6 Pages